Exhibit 1.03

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Investor Relations Monish Bahl CDC Corporation 678-259-8510 mbahl@cdcsoftware.com	Media Relations Scot McLeod CDC Software 678-259-8625 scotmcleod@cdcsoftware.com

CDC Games Receives Multiple Prestigious Awards for Its Popular Games in China

Eve Online, The Lord of the Rings, and Yulgang Recognized In the Online Games Industry in China

Beijing, October 15, 2007 — CDC Games, a business unit of CDC Corporation and pioneer of the “free-to-play, pay for merchandise” model for online games in China, today announced it has received multiple awards for its online games in China.

For the third straight year, CDC Games’ hit title, Yulgang, the first free-to-play, pay-for-merchandise online games in China, won the Top 10 Most Popular Games Award at China Joy. Also winning this year’s Golden Plume Award at China Joy are CDC Games’ Eve Online and The Lord of the Rings Online™: Shadows of Angmar™ (LOTRO), each winning the Best 3D Games Award (http://game.china.com/zh_cn/industry/news/11011446/20071012/14388763.html). These two awards for the best 3D games, presented to CDC Games were among only five total awards in this important category.

Jointly sponsored by China ´s GAPP (General Administration of Press and Publication) Ministry of Science of Technology, General Administration of Sport, the Information Office of the State Council, China Council for the Promotion of International Trade (CCPIT), the National Copyright Bureau and the Shanghai Municipal Government, China Joy is one of the most influential and prestigious games events in China and in the world. Voted by game players, the awards represent the highest achievements received by leading game companies. Award candidates were listed on ChinaJoy’s official website (www.chinajoy.net/07award.php) and players selected their favorite games through mobile voting.

Eve Online is a massively multiplayer online role-playing game (MMORPG) set in a science fiction outer space setting in which players pilot a wide array of customizable ships in a sometimes hostile galaxy. The Lord of the Rings Online™: Shadows of Angmar™, which has already seen considerable success in North America and Europe, is the official online MMORPG subscription game based on the Books of J.R.R. Tolkien. CDC Games holds the exclusive distribution rights in China for LOTRO, which is planned for commercial launch in the first quarter of 2008.

Along with Yulgang and Eve Online, CDC Games also offers the following commercially available games in China: Special Force, SHAIYA, Shine Online, and Mir III. In addition to LOTRO, other games planned for launch in China include: Dragonsky, Stone Age 2, ChaosGem, Come on Baby, Gemfighter and Red Blood. Through its CDC Games International subsidiary, the company also has sub-license agreements to publish five new games through leading online games providers in Southeast Asia and Taiwan.

In addition to its strong pipeline, CDC Games, has made recent moves to help the online games industry continue its vibrant growth. As previously announced, CDC Games formed the Online Games Alliance Against Piracy (OGAAP) to lead a cross industry and government campaign to combat piracy. Since its founding, OGAAP has received strong endorsement and support from Chinese governmental agencies regulating the online gaming industry, as well as enthusiastic interest and participation of gaming and entertainment companies worldwide. The organization is now in discussions with a number of international organizations, including U.S. organizations, on how to best protect intellectual property rights for the online gaming and digital entertainment industries.

“It is in the interest of consumers, companies as well as the government to maintain healthy and sustainable growth for the online gaming industry,” said Xiaowei Chen, Ph.D., president of CDC Games. “That’s why it’s so important to have an organization like OGAAP to pull these constituents together in the fight against piracy. At CDC Games, we’re very proud of what we have achieved, demonstrated by the Golden Plume Awards, and we will continue to do everything we can to protect the interest of our players and healthy growth of our games.”

About CDC Games
CDC Games is one of the market leaders of online and mobile games in China with more than 100 million registered users. The company’s hit title Yulgang was among the first “free-to-play, pay-for-merchandise” online games in China and has received the “Top 10 Most Popular Games” award from the China Game Industry Annual Conference (CGIAC) for three consecutive years, in 2005, 2006 and 2007. Currently, CDC Games offers six popular MMO online games in China that includes: Yulgang, Shaiya, Special Force, Mir III, Shine and Eve Online. In March 2007, the company announced the formation of CDC Games Studio to establish strategic relationships with selected games development partners to accelerate the development of new, original online games for China and other targeted global geographies.  CDC Games anticipates being able to deploy up to $100 million for CDC Games Studio investments through contributions from CDC affiliated companies, external partners and its internal resources. CDC Games Studio recent investments include Gorilla Banana and Mgame, the developer of Yulgang, in Korea, and Auran, the developer of “Fury”, which received the “Most Surprising” award at the 2006 E3, in Australia.  In August 2007, CDC Games formed a new subsidiary called CDC Games International (CGI) and CDC Games USA to launch new games internationally and to position CDC Games as a global publisher of online games. For more information on CDC Games, visit: www.cdcgames.net.

About CDC Corporation
The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Mobile focused on mobile applications, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

Cautionary Note Regarding Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding the popularity of its online games, their recognition in the industry, the of launch additional titles during the next six months (including Lord of the Rings Online™: Shadows of Angmar™, Stone Age 2, ChaosGem, Come on Baby, Gemfighter, and Red Blood and others), , and other statements that are not historical, the achievement of which involve risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: (a) the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; (b) the ability to develop and market successfully MMORPG games; (c) the future growth of the online games industry in the China market; (d) the possibility of development delays; (e) the development of competing products and technology; and (f) the entry of new competitors and their technological advances. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2006 on Form 20-F filed on July 2, 2007. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.